Exhibit 99.4

CORNING NATURAL GAS CORPORATION
AMENDED AND RESTATED
SURVIVOR BENEFIT
DEFERRED COMPENSATION AGREEMENT
FOR
KENNETH J. ROBINSON

W I T N E S S E T H

THIS AGREEMENT entered into by and between CORNING NATURAL GAS CORPORATION, a corporation organized and existing under the laws of the State of New York, (hereinafter referred to as the “Company”), and KENNETH J. ROBINSON (hereinafter referred to as the “Employee”).

WHEREAS, the Employee is employed by the Company; and

WHEREAS, the Employee has performed the duties of employment in a capable and efficient manner, resulting in substantial benefit to the Company; and

WHEREAS, the experience of the Employee is such that assurance of the Employee’s continued services is important to the future growth and progress of the Company; and

WHEREAS, the Company desires to continue the service of the Employee; and

WHEREAS, the Employee is willing to continue in the employ of the Company if the Company will agree to pay certain benefits in accordance with the provisions and conditions hereinafter set forth; and

WHEREAS, the Company and the Employee previously entered into that certain Survivor Benefit and Deferred Compensation Agreement on June 27, 1990 (the “1990 Agreement”); and

WHEREAS, the 1990 Agreement was amended by a First Amendment on April 22, 1997 and a Second Amendment on October 1, 1998; and

WHEREAS, the Company and the Employee desire to incorporate the changes made by such Amendments and to amend certain provisions of the 1990 Agreement;

NOW, THEREFORE, in consideration of the agreements between the parties, the parties covenant and agree as follows:

ARTICLE I

Promise to Pay

Notwithstanding any other agreements between the parties during the Employee’s employment, the Company agrees to pay the Employee additional amounts, payments of which will be deferred pursuant to the terms of this Agreement as hereinafter set forth.

ARTICLE II

Pre-Retirement Death Benefit

In the event of the Employee’s death while he is still employed by the Company, there shall be paid from the Company, to such beneficiaries as the Employee shall have selected in accordance with Article VI, monthly payments equal to Fifty percent (50%) of the Employee’s monthly salary as said salary existed on the date of the Employee’s death.  For purposes of this agreement, the Employee’s salary shall be the gross salary as recommended and awarded to him by the Executive Compensation Committee of the Board of Directors of Corning Natural Gas Corporation. Such payments shall be payable for one hundred eighty (180) months (commencing on the first day of the month following the month in which occurs the Employee’s death).

ARTICLE III

Retirement Date

The Company agrees that the Employee may retire at any time after the first day of any month coincident with or next following his fifty-fifth (55th) birthday if, but not before, he has completed at least ten (10) years of service with the Company. The date of his actual retirement shall be referred to herein as the “Retirement Date.”

ARTICLE IV

Retirement Benefit

I.  Upon his retirement the Employee (and his beneficiaries if he dies after retirement but prior to receipt of all his benefits) shall be entitled to receive from the Company monthly payments for his entire lifetime ending with the payment due immediately before the Employee’s death, or for a period of one hundred eighty (180) months if longer, commencing on the Retirement Date an amount determined according to whichever shall be applicable of subparagraphs “A” and “B” hereof.

A.  If the Employee shall retire on or after his sixty-second (62nd) birthday, the monthly amount to which the Employee shall be entitled pursuant to this Article shall be an amount equal to Thirty-five percent (35%) of the monthly salary of the Employee as said salary existed on the actual date of his retirement.  The amount that shall be so payable shall increase in each year (commencing with the payment next due after each anniversary of his Retirement Date) by an amount equal to Four percent (4%) of the amount to which the Employee, or his beneficiary, was entitled as a monthly benefit at such anniversary.

B.  If the Employee shall retire prior to his sixty-second (62nd) birthday, the monthly amount to which the Employee shall be entitled pursuant to this Article shall be an amount equal to a percentage, based upon the attained age of the Employee at the date of retirement, according to the table detailed below, of what the Employee would have been entitled if he had retired after his sixty-second (62nd) birthday.

The monthly amount that shall be so payable shall be adjusted by the 4% amount as set forth above in paragraph A.

Age at Retirement	Percentage of Benefit
55	72%
56	76%
57	80%
58	84%
59	88%
60	92%
61	96%

ARTICLE V

Termination Prior to Retirement

If the employment of the Employee shall terminate for any reason before his completion of ten (10) years of service with the Company and attainment of age Fifty-five (55), he and his beneficiaries shall be entitled to no benefits under this agreement, except that if such termination is by reason of the Employee’s death, this Article shall not apply and the provisions of Article II shall apply to said Employee.

ARTICLE VI

Beneficiary of Death Benefit

In the event that the Employee should die while he is still employed by the Company as described in Article II hereunder or in the event that the Employee should die prior to receipt from the Company of any amount to which the Employee is entitled under Article IV hereunder, any amounts due under said Article II remaining unpaid under said Article IV shall be paid to such beneficiary as the Employee may designate by filing with the Company a notice in writing, but in the absence of any such designation, said amounts shall be so paid to the Employee’s estate.

ARTICLE VII

Non-Assignable Rights

It is agreed that, except as the Company may otherwise agree in writing and except as set forth below with respect to the Employee, neither the Employee nor any beneficiary hereunder shall have any right to commute, sell, assign, transfer or otherwise convey the right to receive any payments hereunder, which payments and the rights thereto are expressly declared to be non-assignable and non-transferable.

ARTICLE VIII

Independence of Agreement

The benefits payable under this Agreement from the Company shall be independent of, and in addition to, any other employment agreement that may exist from time to time between the parties hereto, or any other compensation payable by the Company to the Employee, whether as salary, bonus or otherwise.  This Agreement shall not be deemed to constitute a contract of employment between the parties hereto, and nothing contained herein shall in any way restrict the right of the Company to discharge the Employee, or the right of the Employee to terminate employment.

ARTICLE IX

Non-Secured Promise

Except as provided in the final sentence of Article X, the rights of the Employee against the Company under this Agreement and of any beneficiary of the Employee shall be solely those of an unsecured creditor of the Company.  Any insurance policy or any other asset acquired or held by the Company in connection with the liabilities assumed by it hereunder, shall not be deemed to be held under any trust for the benefit of the Employee or his spouse or beneficiaries or to be security for the performance of the obligations of the Company, but shall be, and remain, a general, unpledged, unrestricted asset of the Company.

ARTICLE X

Change of Business Form

The Company agrees that it will not merge or consolidate with any other corporation or organization, or permit its business activities to be taken over by any other organization, unless and until the succeeding or continuing corporation or other organization shall expressly assume the rights and obligations of the Company herein set forth.  The Company further agrees that it will not cease its business activities or terminate its existence, other than as heretofore set forth in this Article, without having made adequate provision for the fulfilling of its obligations.  In the event the Company shall violate the terms of this Article, the Employee (or other obligee) shall have a continuing lien on all corporate assets until such default be corrected.

ARTICLE XI

Termination of Agreement

This Agreement is terminable at will by either party at any time, and in such event all rights of the Employee that were not vested prior to such termination of this Agreement shall terminate.  For the purpose of this Article XI, the pre-retirement death benefit set forth in Article II shall not vest until the Employee’s death, and the retirement benefit set forth in Article IV shall not vest until the Employee’s Retirement Date.

ARTICLE XII

Disability

If the Employee shall become disabled within the meaning of the long term disability plan of the Company and prior to his retirement, the Employee shall be considered to be continuing in employment for as long as such disability exists, but not after age seventy (70).

ARTICLE XIII

Amendment of Agreement

This Agreement may be amended in whole or in part by a writing signed by both parties hereto.  This Agreement sets forth the entire agreement of the parties hereto.

ARTICLE XIV

Informal Funding

I.  The benefits under this Agreement will be paid by the Company from its general assets.  To cover part or all of its potential liabilities under this Agreement, the Company may, but need not, purchase life insurance policies on the life of the Employee, but neither the Employee nor any of his beneficiaries will have any preferred claim against, or beneficial ownership in, such policies or the proceeds therefrom.

II.  When and if the Company applies for life insurance on the life of the Employee, it will so notify the Employee and request him to take whatever actions may be necessary to enable the Company to fulfill the requirements of the life insurance company fore issuance of the insurance policy.  A condition of eligibility for benefits under this Agreement is the Employee’s cooperation in connection with the securing of any insurance policies, including the completion and signing of such forms as may be reasonably required, and to undergo any medical examinations or tests which may be necessary.

III.  No benefit shall be payable under this Agreement to the beneficiaries or estate of the Employee if he dies by suicide within two years after the effective date of this Agreement. Nor shall any benefit be payable under this Agreement to the Employee or his beneficiaries or his estate if the Employee makes any untrue statements on insurance forms, which statements cause the Company to fail to receive insurance proceeds under any policies upon the Employee’s death, or which cause said proceeds to be reduced in any manner.

ARTICLE XV

Claims Procedure

In accordance with Section 503 of ERISA and the regulations of the Secretary of Labor prescribed thereunder:

A.  All claims for benefits under this Agreement shall be filed in writing with the Company in accordance with such procedures as the Company shall reasonably establish.

B.  The Company shall, within ninety (90) days of submission of a claim, provide adequate notice in writing to any claimant whose claim for benefits under the Agreement has been denied.  Such notice shall contain the specific reason or reasons for the denial and references to specific Agreement provisions on which the denial is based. It will also provide the claimant with a description of any material or information which is necessary in order for the claimant to perfect his claim and an explanation of why such information is necessary. If special circumstances require an extension of time for processing the claim, the Company shall furnish the claimant a written notice of such extension prior to the expiration of the ninety (90) day period described above. The extension notice shall indicate the reasons for the extension and the expected date for a final decision, which date shall not be more than one hundred eighty (180) days from the initial claim.

C.  The Company shall, upon written request by a claimant within sixty (60) days of the notice that his claim has been denied, afford a reasonable opportunity to such claimant for a full and fair review by the Company of the decision denying the claim.  The Company will afford the claimant an opportunity to review pertinent documents and submit issues and comments in writing. The claimant shall have the right to be represented by counsel.

D.  The Company shall, within sixty (60) days of a request for a review, render a written decision on its review.  If special circumstances require extra time for the Company to review its decision, the Company will attempt to make its decision as soon as practicable, and in no event will the Company take more than one hundred twenty (120) days to send a claimant a written notice of its decision.

ARTICLE XVI

Applicable Law

The provisions of this Agreement shall be construed, administered and enforced according to the laws of the United States, and to the extent permitted by such laws, in accordance with the law of the State of New York.

ARTICLE XVII

Miscellaneous Matters

Throughout this Agreement where appropriate, every reference in any of the masculine, feminine, or neuter shall be deemed to include all of the masculine, feminine and neuter, and every reference in either the singular or plural shall be deemed to include both the singular and plural, unless the context clearly requires otherwise.

ARTICLE XVIII

Severability

If in the respect any provision of this Agreement, in whole or in part, shall prove to be invalid for any reason, each invalidity shall only affect the part of such provision which shall be invalid, and in all other respects shall stand as if such invalid provision had not been made, and it shall fail to the extent and only to the extent of such invalid provision and no other portion or provision of this Agreement shall be invalidated, impaired or affected thereby.

ARTICLE XIX

Termination of Benefits

Any benefit otherwise available to the Employee under this Agreement may be terminated by the Company at any time for good cause.  For purposes of this provision, good cause shall be deemed to include fraud against the Company, misappropriation or embezzlement of Company funds, or the like, willful and continued gross negligence in the performance of the Employee’s duties with the Company, violation of the provisions of the following Article XX, or violation of any reasonable rules and regulations imposed by the Company concerning the conduct of its employees.

ARTICLE XX

Noncompetition

The Employee hereby covenants and agrees that at no time during the Employee’s employment by the Company, nor for a period of six (6) months immediately following the termination thereof, will the Employee for himself or on behalf of any other person, partnership, company or corporation, directly or indirectly, acquire any financial or beneficial interest in, provide consulting services to, be employed by, contract with, or own, manage, operate or control any business producing, manufacturing, selling, distributing, promoting or dealing in products or services identical or similar to the products or services of the Company or Subsidiaries or otherwise compete with the Company or Subsidiaries in the Company’s Service Area (as hereinafter defined).  Nothing in this Agreement shall prevent the Employee from holding or investing in securities listed on a national securities exchange or sold in the over-the-counter market, provided such investments do not exceed in the aggregate one percent (1%) of the issued and outstanding capital stock of a corporation described in this Section.  As used herein, the term “Company Service Area” shall mean the geographical locations identified in the Company’s tariffs, as may be in effect from time to time.

ARTICLE XXI

Change of Control

Notwithstanding the aforementioned terms and provisions of this Agreement, the Employee’s benefits under this Agreement shall be nonforfeitable in the even of a Change in Control (as hereinafter defined) of the Company.  For this purpose:

(i) if the employment of the Employee shall terminate for any reason subsequent to a Change in Control (as hereinafter defined) of the Company prior to attaining his fifty-fifth (55th) birthday, the Employee shall be entitled to monthly payments as calculated under Article II of this Agreement as if said Employee had died while still employed by the Company on the date of said Employee’s termination; and

(ii) if the employment of the Employee shall terminate for any reason subsequent to a Change in Control (as hereinafter defined) of the Company on or after attaining his fifty-fifth (55th) birthday, the Employee shall be entitled to monthly payments as calculated under Article IV of this Agreement as if said employee had retired while still an employee of the Company on the date of said Employee’s termination; and

(iii) in the event the Employee shall die subsequent to a Change in Control (as hereinafter defined) of the Company while still employed by the Company prior to attaining his fifty-fifth (55th) birthday, such beneficiaries as the Employee shall have selected under the provisions of Article VI of this Agreement shall be entitled to the monthly payments as calculated under Article II of this Agreement; and

(iv) in the event the Employee shall die subsequent to a Change in Control (as hereinafter defined) of the Company while still employed by the Company on or after attaining his fifty-fifth (55th) birthday, such beneficiaries as the Employee shall have selected under the provisions of Article VI of this Agreement shall be entitled to the monthly payments as calculated under Article IV of this Agreement; and

(v) in the event the Employee shall die while receiving any payments as described in this Article XXI, any amounts remaining unpaid shall be paid to such beneficiaries as the Employee shall have designated under the provisions of Article VI of this Agreement.

For the purposes of this Agreement, a Change in Control of the Company shall be deemed to have occurred if:

(i) there shall be consummated any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Common Stock of the Company would be converted into cash, other securities or other property, or any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company, except for any consolidation or merger or sale, lease, exchange or other transfer of assets in which:

(a) the stockholders of the Company immediately prior to the consolidation, merger or transfer have the same proportionate ownership in the stock entitled to vote generally for the election of directors of the consolidated, surviving or transferee corporation immediately after the transaction; or

(b) the transaction is entirely among the Company and any subsidiary;

(ii) the stockholders of the Company approve any plans or proposals for the liquidation or dissolution of the Company;

(iii) there is a change in the Board of Directors of the Company as a result of an election contest following a solicitation of proxies subject to Rule 14a-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or

(iv) any Person (as hereinafter defined), shall become directly or indirectly, the Owner or Beneficial Owner (as hereinafter defined) of 20% or more of the stock entitled to vote generally for the election of directors of the Company, or any successor of the Company pursuant to a transaction described in (i) above.

For the purposes of determining proportionate or percentage ownership of any stock referred to in the foregoing definition, all options, warrants and other rights to purchase or otherwise acquire any such stock shall be treated as if such options, warrants and other rights had been fully exercised and such stock issued to the holders of such rights immediately prior to the time at which such proportionate or percentage ownership is determined.  For purposes of the foregoing definition, “Person” means any person, as such term is used in Section 13(d) and 14(d)(2) of the Exchange Act and “Owner or Beneficial Owner” means any owner or beneficial owner within the meaning of Rule 13d-3 under the Exchange Act.

IN WITNESS WHEREOF, the said CORNING NATURAL GAS CORPORATION has caused this Agreement to be signed in its name by its duly authorized officer, and impressed with its seal, and properly attested to, and the said Employee has signed and sealed this Agreement, all of this 14th, day of  December, 2000.

ATTEST:	CORNING NATURAL GAS CORPORATION

/s/ Phyllis J. Groeger	By:	/s/ Thomas K. Barry
President & CEO

/s/ Phyllis J. Groeger	/s/ Kenneth J. Robinson
Witness	Kenneth J. Robinson
(“Employee”)

CORNING NATURAL GAS CORPORATION
DEFERRED COMPENSATION AGREEMENT
FOR
KENNETH J. ROBINSON
DESIGNATION OF BENEFICIARY

I hereby designate the following as beneficiary of any amounts due under the above agreement at my death:

Primary

Spouse, if surviving at my death

Secondary

The Trust created for the benefit of my spouse as set forth in my Last Will and Testament.

This designation supersedes the previous designation dated February 18, 1999.

12/14/00	/s/ Kenneth J. Robinson
Date	Employee

12/14/00	/s/ Thomas K. Barry
Date	Witness